VIA EDGAR

March 13, 2009

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4561

Attn:	Ms. Kathleen Collins
Ms. Melissa Feider
Mr. Kevin Dougherty
Mr. Mark P. Shuman

RE:	Innovative Solutions and Support, Inc.
Form 10-K and Form 10-K/A for Fiscal Year Ended
September 30, 2008
Filed December 11, 2008 and December 19, 2008
Form 10-Q for the Fiscal Quarter Ended December 31, 2008
Filed on February 6, 2009
File No. 000-31157

Dear Ms. Collins:

We acknowledge receipt of the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated February 27, 2009  (the “Comment Letter”), with respect to Form 10-K and Form 10-K/A of Innovative Solutions and Support, Inc. (the “Company”) for the Fiscal Year Ended September 30, 2008, filed with the Commission by the Company on December 11, 2008 and December 19, 2008, respectively, and Form 10-Q for the Fiscal Quarter Ended December 31, 2008, filed with the Commission by the Company on February 6, 2009 (File No. 000-31157).

As discussed with Ms. Feider yesterday, we intend to submit our response to the Staff’s comments on or before April 3, 2009, which is fifteen business days from the date by which a response was originally requested in the Comment Letter.

If you have any questions or comments regarding the foregoing, please feel free to contact the undersigned at (610) 646-0350.  Thank you for your cooperation and attention to this matter.

INNOVATIVE SOLUTIONS AND SUPPORT, INC.

By:	/s/ John C. Long
John C. Long
Chief Financial Officer